Exhibit 17.2

RESIGNATION

I, Marla Andre, Chief Financial Officer, Treasurer and a director of BMR Solutions, Inc., a Nevada corporation (“Company”), hereby tender and submit my resignation as the Chief Financial Officer, Treasurer and a director of the Company, such resignation to be effective on the 1st day of October 2007.

/s/ Marla Andre
Marla Andre